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SEC FILE NUMBER
0-23585

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form l0-K ☐ Form 20-F ☐ Form 11-K ☒Form l0-Q
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I—REGISTRANT INFORMATION
SM&A

Full Name of Registrant
Emergent Information Technologies, Inc.

Former Name if Applicable
4695 MacArthur Court, 8th Floor

Address of Principal Executive Office (Street and Number)
Newport Beach, California 92660

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III—NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
SM&A (the “Company”) is reviewing the accounting treatment of certain transactions under its share repurchase program completed in the period from October 1, 2004 to June 30, 2005. These transactions are described in Note 3 to the Company’s financial statements included in the Annual Report (Form 10-K) for the years ended December 31, 2005 and 2004, respectively. The Company has not completed that review as of the date hereof. The Company’s review may conclude that no change in accounting treatment is required. However, in the event this review indicates that the Company is required to change the existing accounting treatment of those transactions, the Company would have had materially different operating results, as a result of non-cash charges, for the fourth quarter of 2004, the first quarter of 2005, the second quarter of 2005, and the fiscal years ended December 31, 2004 and 2005 from those results previously reported. There would be no changes to the Company’s cash balance, cash flows, and no material changes in the Company’s total assets, total liabilities, and total shareholders’ equity as of the applicable dates.
The Company anticipates that the review will be completed within the 5 calendar day time permitted hereunder to file its Form 10-Q in compliance with the requirements of Securities Exchange Act of 1934, as amended, but there can be no assurance in that regard. The Company does not anticipate the Form 10-Q will reflect any changes in the financial results reported in a press release for the first quarter ended March 31, 2006, and furnished to the Securities and Exchange Commission on Form 8-K.
PART IV—OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Steve D. Handy	(949)	975-1550

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SM&A

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By:	/s/ Steve D. Handy
Steve D. Handy
Senior Vice President, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).